Mail Room 4561

April 23, 2007

John W. Paulson
Chief Executive Officer
MakeMusic, Inc.
7615 Golden Triangle Drive, Suite M
Eden Prairie, Minnesota 55344-3848

> **Re:**   **MakeMusic, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 26, 2007**
> **File No. 333-141566**
>
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **File No. 0-26192**

Dear Mr. Sprague:

We have limited our review of the above-referenced filings of MakeMusic, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your documents in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note that the registration statement covers sales by two affiliated entities, each of which is ultimately managed by Jeffrey A. Koch, Chairman of the Board of MakeMusic, Inc. Given that the shareholders are affiliates of the company, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a secondary transaction that is eligible to be made using Form S-3.

2.  Further, please advise as to how the shareholders obtained their shares.  In this regard, we note your disclosure under the subheading The Offering on pages 1-2 indicating that in addition to acquiring shares and warrants from various investment funds in private, unregistered resale transactions, the affiliated entities received some of their shares "as a capital contribution from their members." Please explain to us in greater detail what this reference means.  Identify and describe  the "members" and explain  the economic terms and mechanics of the "capital contribution."

Prospectus Summary, page 1

3.  On page 2 you state that registration statement concerns additional shares that are issued in transactions "effected without the receipt of consideration."  Please revise so that this statement is no more extensive than the scope of Rule 416, which concerns only adjustments to prevent dilution resulting from stock dividends, stock splits or similar transactions.

Selling Shareholders, page 5

4.  Please include the selling shareholder information required by Item 507 of Regulation   S-B.  Describe the transaction by which each of the selling security holders acquired the securities that are offered under the registration statement. Provide a materially complete description of the terms of the warrants.   Note that the acquisition of shares directly or indirectly from the company and the rights of the selling shareholders as holders of warrants, are "material relationships" within the meaning of Item 507  of Regulation S-B.

Exhibits

5.  The warrant agreement relating to shares being offered has not been listed in the exhibit index.  Please file each warrant agreement that relates to shares being offered as an exhibit or incorporate the applicable warrant agreements by reference.  See paragraph (b)(4) of Item 601 of Regulation S-B.

Legality Opinion

6.  In Exhibit 5.1 counsel states that the shares to be sold by the selling shareholders are validly issued, fully paid and non-assessable.  However, some of the shares that are not issued as they underlie warrants.  Please revise the opinion appropriately.

Form 10-KSB for the fiscal year ended December 31, 2006

Disclosure Controls and Procedures, page 41

7. You refer to Exchange Act Rules 13a-14 and 15d-14 in defining disclosure controls and procedures. Please note that pursuant to Item 307 of Regulation S-B, the term "disclosure controls and procedures" is defined by Rules 13a-15(e) and 15d-15(e), and not the rules you cited. Please confirm, if true, that your disclosure controls and procedures are consistent with this standard and that your filings will refer to the rules that contain the applicable definitions on a going-forward basis.

8. Further, you state that the company's disclosure controls and procedures "are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms." This definition of disclosure controls and procedures is more limited than what is called for under Rule13a-15(e) or 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of this section for the relevant period and that you will conform your disclosure in future filings.

As appropriate, please amend your filings in response to our comments within 10 business days from the date of this letter. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority,

declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3462. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,


Mark P. Shuman
Branch Chief – Legal


cc:     Via facsimile: 612-492-7077
        Melodie R. Rose, Esq.
        Liz Dunshee, Esq.
        Fredrikson & Byron, P.A.